Exhibit 99.1

Leitch Investor Contact: David Toews
Chief Financial Officer
Tel: +1 416-445-9640
Investors@leitch.com

Press Contact: Laura Whitaker
Vice President of Marketing Communications
Leitch Incorporated
Tel: +1 416-445-9640
Laura.Whitaker@leitch.com

www.leitch.com

November 23, 2004	FOR IMMEDIATE RELEASE

LEITCH TECHNOLOGY ANNOUNCES SECOND QUARTER RESULTS
Reports First Net Earnings in Four Years

TORONTO — Leitch Technology Corporation (TSX: LTV) today announced its financial results for the second quarter ended October 31, 2004. Revenue for the first second quarter was $55.8 million, representing a 53% increase from $36.4 million during the same period last year. Revenue for the first six months of fiscal 2005 was $111.0 million, representing a 50% increase from $73.9 million during the same period last year.

Earnings (loss) before amortization, equity interests adjusted for income taxes and restructuring charges ("Net Operating Income (Loss)" * see definition section below) for the quarter were $1.6 million compared to a loss of $(6.4) million during the same period last year. For the first quarter since fiscal 2001, the Company is reporting positive net earnings. The net earnings for the second quarter were $1.0 million or $0.03 per share, compared to a net loss of $(6.4) million or $(0.19) per share during the same period last year. For the six months ended October 31, 2004, the Net Operating Income (Loss)* was $3.9 million compared to a loss of $(8.5) million during the same period last year. The net loss for the six months ending October 31, 2004, was $(1.7) million or $(0.05) per share, compared to $(11.4) million or $(0.36) per share during the same period last year.

"Last quarter we reported our first operating profit in two years. This quarter, we are reporting our first net earnings in four years. In the last twelve months we have returned the Company to profitability, completed an accretive acquisition, and this quarter added over $40 million in cash to allow us to continue on our strategic path," said Tim Thorsteinson, president and CEO of Leitch. "Our growth in revenue, in particular Server revenue this quarter, shows we are gaining market acceptance of our product portfolio. We continue to execute on the strategy we outlined last year, and now have the financial resources to facilitate the continued growth of the business."

Leitch Technology Announces First Quarter Results - 2

The chart below shows revenue by product line and geography for the three and six months ended October 31, 2004, and 2003:

Product Line	Three months ended October 31				Six months ended October 31

($000s)	2004	2003	Variance	% Change	2004	2003	Variance	% Change

VP&D	37,550	28,006	9,544	34%	81,201	53,620	27,581	51%
Servers	14,191	4,241	9,950	235%	22,744	12,704	10,040	79%
Post	4,064	4,165	(101)	(2%)	7,102	7,612	(510)	(7%)

Total	55,805	36,412	19,393	53%	111,047	73,936	37,111	50%

Geography	Three months ended October 31,				Six months ended October 31,

($000s)	2004	2003	Variance	% Change	2004	2003	Variance	% Change

USA	21,234	14,509	6,725	46%	45,111	31,763	13,348	42%
Non-U.S. Americas	5,997	5,425	572	11%	12,060	10,232	1,828	18%
Europe	16,745	10,263	6,482	63%	29,331	17,307	12,024	69%
Pacific Rim	11,829	6,215	5,614	90%	24,545	14,634	9,911	68%

Total	55,805	36,412	19,393	53%	111,047	73,936	37,111	50%

The increase in revenue from the prior year quarter of $19.4 million was generated from the Company’s Server and Video Processing and Distribution ("VP&D") product lines. The weakening U.S. dollar negatively impacted revenue for the quarter by approximately $1.8 million compared to the prior year quarter. The increase in Server revenue from the second quarter of last year to the current year was 235%, due to the growth in sales from the Company’s NEXIOTM product, which was introduced in September of 2003, as well as to a large contract in Jordan, which included approximately $3 million of low-margin third-party equipment. Last year’s revenue for Servers was low due to the transition from the Company’s previous "VR" server line to the NEXIO platform, as customers delayed their buying decision to evaluate the NEXIO offering. VP&D revenue increased by 34% for the quarter compared to the prior year period. The increase in revenue from VP&D is the result of both organic growth and the acquisition of Videotek, Inc. Videotek, which was acquired in May 2004, contributed approximately 70% of the increase in VP&D for the current quarter compared to the prior year quarter, and approximately 60% of the year-to-date increase. The Company’s Post Production product line was flat with the prior year period; however, sales did increase over 30% compared to the first quarter of the current year, as its next-generation non-linear editor, VelocityHDTM, began shipping in late July 2004.

Geographically, the increase in Europe was largely due to the contract in Jordan. The USA growth was driven largely by the acquisition of Videotek; however, the region also saw growth in Server revenue. The Pacific Rim performed very well, with this region being the largest growth opportunity for the Company. The Company increased revenue in all its product lines in the Pacific Rim during the quarter compared to the prior year quarter.

Leitch Technology Announces First Quarter Results - 3

Gross margin for the quarter was $25.0 million or 45% of revenue, compared to $15.7 million or 43% of revenue in the same period of fiscal 2004. Gross margin improved slightly as a result of the increased volumes, offset by approximately $3 million of low-margin third-party equipment. Gross margins were 47% in the current quarter after removing the impact of the third party equipment. "We continue to focus on improving our gross margins. We have reduced our factory costs and added more flexible equipment to help in our strategy. The next phase is to aggressively target component pricing and low-cost designs," said Thorsteinson. "We have not changed our target of improving gross margins to over 50% by the end of this fiscal year. We expect the competitive and pricing pressures to continue and therefore remain focused on cost reduction."

Operating expenses excluding restructuring charges in the second quarter were $23.5 million or 42% of revenue, compared to $22.1 million or 61% of revenue for the same period last year. Operating expenses were reduced by approximately $1.0 million for the quarter after removing the impact of Videotek. The Company also incurred approximately $0.4 million of severance costs in the current quarter related to the headcount reductions announced in August 2004. The prior year quarter’s expenses were reduced by gains related to the settlement of foreign exchange contracts of $0.6 million. After normalizing out the impact of Videotek, severance and foreign exchange, operating expenses were approximately $2.0 million lower than the prior year as a result of cost saving initiatives undertaken in fiscal 2004 and the impact of foreign currency fluctuations.

The Company’s balance sheet improved significantly, mostly as a result of the public offering completed in October 2004, which raised net proceeds of $40.5 million through the issuance of 4,520,000 common shares. The Company finished the quarter with cash of $58.8 million, an increase of $41.6 million from the prior quarter, and $27.2 million from April 30, 2004. In the first quarter, the Company acquired Videotek, which resulted in a cash outflow of $20.1 million. After removing the impact of the acquisition and public offering, the Company’s cash balance increased by approximately $6.8 million from April 30, 2004, largely through the sale of Path 1 in the first quarter, Net Operating Income and inventory reduction activities. The Company’s accounts receivable balance increased from $26.3 million at year end to $33.1 million due to the increase in revenue. Days sales outstanding decreased to 53 days at October 31, 2004, compared to 57 days at April 30, 2004. The Company’s inventory balance dropped from $44.6 million at April 30, 2004, to $40.8 million at October 31, 2004, despite the acquisition of Videotek, which added approximately $4 million in inventory. The reduction was the result of continued inventory management and the simplification of the Company’s product lines, initiated in the fourth quarter of the previous year.

Leitch Technology Announces First Quarter Results - 4

Other highlights from the quarter include:

●	Receiving the "Best Broadcast Solution of the Show" award for NEXIO NewsNetTM at the Broadcast India 2004 Exhibition & Symposium.
●	Receiving the Product Technology Award for outstanding achievement from the Beijing International Radio, Film and Television Equipment Exhibition (BIRTV) for the Videotek DL-850HD Legalizer.
●	Supplying Integrated Content Environment solutions to support our customers’ coverage of the 2004 Athens Games.
●	Completing a successful public offering in October 2004, raising over $40 million.
●	Announcing the high-definition NEXIOTM server system, shown at IBC in September 2004.
●	Adding Ian McElroy to the board of directors.
●	Investing in surface mount equipment to improve the quality and flexibility of manufacturing.

* Definitions
It is important to note that Net Operating Income (Loss) is not a measure of performance under Canadian or U.S. GAAP. Net Operating Income (Loss) should not be considered in isolation or as a substitute for net earnings (loss) prepared in accordance with Canadian or U.S. GAAP nor as a measure of operating performance or profitability. Net Operating Income (Loss) does not have a standardized meaning prescribed by GAAP and is not necessarily comparable to similar measures presented by other companies. The Company uses Net Operating Income (Loss) to remove acquisition and investment-related charges, and restructuring charges, as well as discontinued operations, which the Company views as outside its core operating results. The following table reconciles net earnings (loss) to Net Operating Income (Loss):

(In $000s)	Three months ended October 31,		Six months ended October 31,

	2004	2003	2004	2003

Net earnings (loss) under Canadian GAAP	$966	$(6,392)	$(1,672)	$(11,448)
Restructuring/accretion charges	97	-	6,918	2,918
Amortization of acquired technology	366	-	616	-
Gain on disposal of partly owned business	-	-	(2,057)	-
Equity interest in losses of partly owned businesses	123	3	140	9

Total adjustments	$586	$3	$5,617	$2,927

Net Operating Income (Loss)	$1,552	$(6,389)	$3,945	$(8,521)

Forward Looking Statements
This news release contains forward-looking statements that involve risk and uncertainties. These statements can be identified by the use of forward-looking terminology such as "may," "will," "expect," "anticipate," "estimate," "plans," "continue," or the negative thereof or other variations thereon or comparable terminology referring to future events or results. The Company’s actual results could differ materially from those anticipated in these forward-looking statements as a result of numerous factors including, without limitation, the timing of acquisitions, restructuring and

Leitch Technology Announces First Quarter Results - 5

expansion opportunities, technological change which may impact the Company’s capital expenditures and results of operations, and competitive factors which may alter the timing and amount of the Company’s capital expenditures, any of which could cause actual results to vary materially from current results or the Company’s currently anticipated future results. Additional information concerning factors that could cause actual results to materially differ from those in such forward-looking statements is contained in the Company’s filings with Canadian and United States securities regulatory authorities. The Company wishes to caution readers not to place undue reliance upon such forward-looking statements that speak only as of the date made. The Company assumes no obligation to update the information contained in this press release.

About Leitch
Leitch Technology is a 33-year global leader in the design and distribution of high-performance video systems for the professional television industry. Leitch offers extensible products and interoperable systems, enabling operations of any size to achieve a truly Integrated Content Environment. Leitch is a trusted name for increasing performance and productivity through solutions that streamline workflow of content production, processing, transmission and management. With a sole focus on and commitment to the television industry, Leitch provides quality customer support. (www.leitch.com)

# # #

Leitch Technology Corporation
Consolidated Statements of Earnings
(In thousands of Canadian dollars, except share and per share amounts - Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Revenue	$55,805	$36,412	$111,047	$73,936
Cost of goods sold	30,769	20,667	60,140	40,999

Gross margin	25,036	15,745	50,907	32,937

Expenses (income)
Selling and administrative expenses	16,334	15,086	31,808	28,671
Gross research and development	8,260	7,976	17,046	16,774
Investment tax credits	(542)	(774)	(1,083)	(1,548)
Other charges (note 3)	97	-	6,918	2,918
Investment income, net	(568)	(154)	(809)	(196)

	23,581	22,134	53,880	46,619

Earnings (loss) before amortization, equity interest and income taxes	1,455	(6,389)	(2,973)	(13,682)
Amortization of acquired technology	366	-	616	-
Gain on disposal of partly owned business (note 10)	-	-	(2,057)	-
Equity interest in losses of partly owned businesses	123	3	140	9

Earnings (loss) before income taxes	966	(6,392)	(1,672)	(13,691)
Income taxes (recovery)	-	-	-	(2,243)

Net earnings (loss)	$966	$(6,392)	$(1,672)	$(11,448)

Earnings (loss) per share:
Basic	$0.03	$(0.19)	$(0.05)	$(0.36)
Diluted	$0.03	$(0.19)	$(0.05)	$(0.36)

Weighted average number of shares outstanding (thousands):
Basic	35,124	32,962	34,863	31,372
Diluted	35,936	32,962	34,863	31,372

% of Revenue
Gross margin	45%	43%	46%	45%
Sales and administrative	29%	41%	29%	39%
Gross research and development	15%	22%	15%	23%
Net earnings (loss)	2%	-18%	-2%	-15%

Consolidated Statements of Retained Earnings
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Deficit, beginning of period	$(97,661)	$(62,780)	$(95,023)	$(57,724)
Net earnings (loss)	966	(6,392)	(1,672)	(11,448)

Deficit, end of period	$(96,695)	$(69,172)	$(96,695)	$(69,172)

Leitch Technology Corporation
Consolidated Statements of Cash Flows
(In thousands of Canadian dollars - Unaudited)

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	October 31,	October 31,	October 31,	October 31,
	2004	2003	2004	2003

Cash flows provided by (used in):

Operating activities:
Net earnings (loss)	$966	$(6,392)	$(1,672)	$(11,448)
Items not involving cash:
Depreciation	2,980	2,960	6,023	5,893
Future income taxes	(141)	(1,586)	679	(2,832)
Stock-based compensation	319	-	586	-
Amortization of goodwill and acquired technology	366	-	616	-
Equity interest in losses of partly owned businesses	123	3	140	9
Gain on disposal of partly owned businesses	-	-	(2,057)	-
Loss (gain) on disposal of capital assets	(435)	3	1,662	71
Net change in non-cash balances related to operations (note 9)	(696)	972	2,689	3,542

Cash flows provided by (used in) operating activities	3,482	(4,040)	8,666	(4,765)

Financing activities:
Issuance of capital stock	42,714	21,546	42,714	21,546
Share issue costs	(2,223)	(1,067)	(2,223)	(1,067)
Proceeds from exercise of stock options	147	-	311	-
Repayment of mortgage payable	-	-	(1,692)	-
Other long-term liabilities	(752)	-	592	-

Cash flows provided by financing activities	39,886	20,479	39,702	20,479

Investing activities:
Investment in capital assets	(1,125)	(734)	(1,799)	(1,067)
Business acquisitions and investments, net of cash acquired	-	-	(18,770)	-
Proceeds from disposal of shares in partly owned business	-	-	2,057	-
Proceeds from disposal of capital assets	436	-	593	-

Cash flows used in investing activities	(689)	(734)	(17,919)	(1,067)

Change in cash balances due to foreign exchange	(1,052)	(180)	(3,251)	(2,560)

Increase in cash and cash equivalents	41,627	15,525	27,198	12,087
Cash and cash equivalents, beginning of period	17,174	15,122	31,603	18,560

Cash and cash equivalents, end of period	$58,801	$30,647	$58,801	$30,647

Supplementary cash flow information:
Income taxes paid	$-	$-	$-	$-
Interest paid	30	3	30	3

Leitch Technology Corporation
Consolidated Balance Sheets
(In thousands of Canadian dollars - Unaudited)

	October 31, 2004	April 30, 2004

Assets

Current assets:
Cash and cash equivalents	$58,801	$31,603
Accounts receivable	33,123	26,347
Inventory	40,806	44,605
Future income taxes	3,316	3,085
Income taxes recoverable	740	481
Prepaid expenses and other assets	5,348	6,383

	142,134	112,504

Capital assets	37,010	34,656
Future income taxes	24,954	27,473
Investments in partly owned businesses	1,623	1,763
Acquired technology	4,760	-
Goodwill (note 2)	7,166	-

	$217,647	$176,396

Liabilities and Shareholders' Equity

Current liabilities:
Accounts payable and accrued liabilities (note 4)	$31,353	$26,296
Income taxes payable	40	19

	31,393	26,315
Future income taxes	6,459	6,650
Long term liabilities (note 5)	8,626	5,880

Shareholders' equity:
Capital stock (note 6)	275,550	234,637
Contributed surplus	589	114
Cumulative translation account	(8,275)	(2,177)
Deficit	(96,695)	(95,023)

	171,169	137,551
Commitments and contingencies

	$217,647	$176,396

Key Ratios:

Days sales outstanding	53	57
Inventory turns	2.72	1.90

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

1.	SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with The Canadian Institute of Chartered Accountants ("CICA") Standards for interim financial statements. These consolidated financial statements follow the same accounting policies and methods of their application as the most recent annual financial statements except as disclosed herein, however, they do not include all of the disclosure requirements for annual financial statements. For a full description of accounting policies, refer to Leitch Technology Corporation’s ("Leitch" or the "Company") 2004 Audited Consolidated Annual Financial Statements.

2.	BUSINESS ACQUISITION

In May, 2004, the Company acquired all the shares of Videotek, Inc. ("Videotek"). Videotek designs, manufactures and distributes innovative hardware and software products that focus on test and measurement equipment, video demodulators, routing switchers, colour correctors and processors and related equipment for the professional video and television broadcast markets. The purchase consideration for the acquisition consisted of cash of $22,478, assumption of debt of $2,056 and acquisition costs of $1,028. The cash consideration is payable as follows: (i) $18,366 on the closing date of May 14, 2004, (ii) $2,741 six months after the closing date and, (iii) $1,371 twelve months after the closing date. In addition, $2,741 will become payable upon the achievement of certain revenue and margin targets as specified in the agreement. The excess of the purchase price over the fair value of net tangible assets acquired is $12,542, and has been allocated $5,376 to acquired technology, and $7,166 to goodwill. The acquired technology is being amortized over four years, its estimated useful life.

In June 2004, the Company paid down Videotek’s mortgages by $1,716692, and the remaining $340 was paid during the second quarter of fiscal 2005.

The acquisition has been accounted for using the purchase method and, accordingly, the results of operations are included in the consolidated financial statements from the date of acquisition.

The preliminary allocation of the purchase price, based on management’s estimates, is as follows:

Net working capital	$5,344
Capital assets	6,991
Other assets	685
Acquired technology	5,376
Goodwill	7,166

$25,563

Consideration comprises:
Cash	$18,366
Future non-contingent cash payments	4,112
Assumption of debt	2,056
Acquisition costs	1,028

$25,563

Any contingent consideration paid will be recorded as additional goodwill.

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

3.	RESTRUCTURING AND OTHER CHARGES:

During the first quarter of fiscal 2005, the Company vacated two floors of the facilities in Toronto and accrued the lease rental costs for the remaining lease term and related asset impairment charges, totalling $5,368. The Company also announced an additional headcount reduction of 34 employees in its Toronto manufacturing operation. Costs associated with this reduction were $1,373. These costs have been recorded in the consolidated statements of earnings as Other charges.

The following table details the activity through the accrued restructuring liability and the non-cash charge:

	Outstanding	Additions to	Accretion to	Amounts paid to	Outstanding	Long
	April 30,	October 31,	October 31,	October 31,	October 31,	Term
	2004	2004	2004	2004	2004	Portion

Severance	$2,974	$1,276	$--	$2,696	$1,554	$--
Lease exit costs	6,045	3,168	177	1,452	7,938	6,106
Other	148	97	--	245	-	--

	$9,167	$4,541	$177	$4,393	$9,492	$6,106

Additions to restructuring liability		$4,541
Non-cash component:
Asset write-down		2,200
Accretion charge		177

Total other charges		$6,918

4.	ACCOUNTS PAYABLE AND ACCRUED LIABILITIES:

Accounts payable and accrued liabilities are comprised of:

	October 31, 2004	April 30, 2004

Current portion of lease exit costs	$1,832	$1,010
Severance costs from restructuring activities	1,554	2,974
Deferred gain on sale of building	175	175
Videotek purchase price payable	4,112	-
Current portion of capital lease	463	-
Trade accounts payable and accrued liabilities	23,217	22,137

	$31,353	$26,296

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

5.	LONG TERM LIABILITIES:

Long term liabilities are comprised of:

	October 31, 2004	April 30, 2004

Lease exit costs - Bracknell, UK	$4,128	$5,055
Lease exit costs - Ferrand, Toronto, Canada	1,978	-
Deferred gain on sale of building	738	825
Long term portion of capital lease	1,782	-

	$8,626	$5,880

The capital lease is repayable in monthly installments of $48 over the first two years, with a balloon payment due after two years equal to $858 and twelve monthly payments of $44 thereafter. The lease is secured by the equipment under lease, and a $636 letter of credit. The effective interest rate of the capital lease is approximately 5.8%.

These long-term liabilities are expected to be relieved as follows:

Fiscal year ending April 30	Lease exit costs	Deferred gain	Capital lease	Total

2006	1,970	175	579	2,724
2007	1,635	175	1,348	3,158
2008	1,635	175	131	1,941
2009	1,648	128	-	1,776
2010	1,668	37	-	1,705
Thereafter	1,172	135	-	1,307

	9,728	825	2,058	12,611
Present value adjustment	(2,543)	-	(134)	(2,677)

Total	7,185	825	1,924	9,934

	Less current portion :			(1,308)

	Long-term liabilities			$8,626

6.	CAPITAL STOCK:

Pursuant to a short form prospectus filed on October 15, 2004, the Company issued 4,250,000 common shares and a further 270,000 common shares through an over allotment option. The price per share for the offering was $9.45, and the net proceeds from the issue was $40,491 (net of share issue costs of $2,223, net of taxes of $nil.)

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

7.	STOCK-BASED COMPENSATION:

The Company has established a stock option plan to encourage ownership in the Company's shares by directors, officers and employees of the Company and its subsidiaries. Options are granted with an exercise price equal to or greater than the market price of the common shares of the Company at the date of grant, for a term of five years, vesting at 5% per three-month period.

Activity under the Company's stock option plan is summarized as follows:

		Weighted
		average
		excercise
		price
	Options	per option

Outstanding, April 30, 2004	2,007,725	13.68
Granted	934,500	7.15
Exercised	(24,750)	6.50
Cancelled	(223,750)	15.78

Outstanding, July 31, 2004	2,693,725	11.31
Granted	71,000	9.44
Exercised	(20,975)	7.04
Cancelled	(257,975)	20.20

Outstanding, October 31, 2004	2,485,775	10.37

Exercisable, October 31, 2004	966,700	$14.32

The Company applies the fair value method of accounting for stock option awards granted after May 1, 2003 and, accordingly, has recorded compensation expense of $264 in the second quarter of fiscal 2005, and $475 for the six months ending October 31, 2004.

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

7.	STOCK-BASED COMPENSATION (Continued):

Prior to May 1, 2003, the Company accounted for its employee stock options using the intrinsic value method and no compensation expense was recorded. CICA Handbook Section 3870, provides that companies also disclose, on a pro forma basis, loss for the year and loss per share had the Company adopted the fair value method for accounting for stock options granted from May 1, 2001 to April 30, 2003. Had compensation expense been determined based on the fair value at the grant dates for these stock options, the Company's results would have been as follows:

	Three months ended October 31,		Six months ended October 31,

	2004	2003	2004	2003

Net earnings (loss) as reported	$966	$(6,392)	$(1,672)	$(11,448)
Pro forma	849	(6,681)	(2,146)	(12,034)

Earnings (loss) per share as reported
Basic	$0.03	$(0.19)	$(0.05)	$(0.36)
Diluted	0.03	(0.19)	(0.05)	(0.36)

Loss per share pro forma
Basic	$0.02	$(0.20)	$(0.06)	$(0.38)
Diluted	0.02	(0.20)	(0.06)	(0.38)

The fair value of each stock option grant was determined on the date of grant and the estimated fair value of the options is amortized over the vesting period on a straight-line basis. The fair value of the stock options was determined using the Black-Scholes option pricing model, based on the following weighted average assumptions:

	Three months ended October 31,		Six months ended October 31,
	2004	2003	2004	2003

Risk-free interest rate	3.9%	-	3.5%	3.4%
Dividend yield	-	-	-	-
Expected life	5 years	-	5 years	5 years
Expected volatility	35%	-	48.69%	49%
Weighted average grant date fair values of options issued:
Options granted at estimated market price	$2.88	$-	$3.37	$-
Options granted at greater than estimated market price	-	-	-	1.66

Note - no stock options were granted during the three months ended October 31, 2003, therefore no assumptions have been disclosed

Because additional stock options are expected to be granted each year, the above pro forma disclosure is not representative of pro forma effects on reported financial results for future periods.

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

8.	SEGMENTED INFORMATION

For a full description of the Company’s operating segments, reference should be made to Leitch’s 2004 Audited Consolidated Annual Financial Statements.

a)	Industry Segments

Three months ended October 31, 2004	Video Processing and Distribution	Servers	Post Production	Other	Total

Revenue	$37,550	$14,191	$4,064	$-	$55,805

Contribution margin	11,624	4,499	1,195	-	17,318
Selling and administrative					16,334
Other charges					97
Investment income					(568)

Earnings before amortization, equity interest and income taxes					$1,455

Total assets	$133,191	$26,786	$11,190	$46,480	$217,647
Capital asset expenditures	2,206	834	239	-	3,279
Goodwill and acquired technology	11,926	-	-	-	11,926

Three months ended October 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Total

Revenue	$28,006	$4,241	$4,165	$-	$36,412

Contribution margin	7,567	(83)	1,059	-	8,543
Selling and administrative					15,086
Investment income					(154)

Loss before amortization, equity interest and income taxes					($6,389)

Total assets	$122,497	$27,728	$15,915	$24,966	$191,106
Capital asset expenditures	541	123	70	-	734
Goodwill and acquired technology	-	-	-	-	-

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

8.	SEGMENTED INFORMATION (Continued)

a)	Industry Segments (continued)

Six months ended October 31, 2004	Video Processing and Distribution	Servers	Post Production	Other	Total

Revenue	$81,201	$22,744	$7,102	$-	$111,047

Contribution margin	26,492	6,604	1,848	-	34,944
Selling and administrative					31,808
Other charges					6,918
Investment income					(809)

Loss before amortization, equity interest and income taxes					($2,973)

Total assets	$133,191	$26,786	$11,190	$46,480	$217,647
Capital asset expenditures	2,665	993	295	-	3,953
Goodwill and acquired technology	11,926	-	-	-	11,926

Six months ended October 31, 2003	Video Processing and Distribution	Servers	Post Production	Other	Total

Revenue	$53,620	$12,704	$7,612	$-	$73,936

Contribution margin	13,715	2,131	1,865	-	17,711
Selling and administrative					28,671
Other charges					2,918
Investment income					(196)

Loss before amortization, equity interest and income taxes					($13,682)

Total assets	$122,497	$27,728	$15,915	$24,966	$191,106
Capital asset expenditures	784	182	101	-	1,067
Goodwill and acquired technology	-	-	-	-	-

b)	Geographic Segments

Three months ended October 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$21,234	$16,745	$5,997	$11,829	$55,805
Identifiable assets	$79,824	$20,694	$109,636	$7,493	217,647
Goodwill and acquired technology	11,926	-	-	-	11,926

Three months ended October 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$14,509	$10,263	$5,425	$6,215	$36,412
Identifiable assets	50,890	30,636	103,362	6,218	191,106
Goodwill and acquired technology	-	-	-	-	-

Leitch Technology Corporation Notes to the Consolidated Financial Statements (In thousands of Canadian dollars, except share and per share amounts - Unaudited)

8.	SEGMENTED INFORMATION (Continued)

b)	Geographic Segments (continued)

Six months ended October 31, 2004	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$45,111	$29,331	$12,060	$24,545	$111,047
Identifiable assets	79,824	20,694	109,636	7,493	217,647
Goodwill and acquired technology	11,926	-	-	-	11,926

Six months ended October 31, 2003	United States	Europe	Non-U.S. Americas	Pacific Rim	Total

Revenue	$31,763	$17,307	$10,232	$14,634	$73,936
Identifiable assets	50,890	30636	103,362	6,218	191,106
Goodwill and acquired technology	-	-	-	-	-

9.	NET CHANGE IN NON-CASH BALANCES RELATED TO OPERATIONS

The net change in non-cash balances related to continuing operations is as follows:

	Three months ended October,		Six months ended October,

	2004	2003	2004	2003

Accounts receivable	$1,726	$2,719	$(5,678)	$3,409
Inventory	875	(1,548)	8,125	(1,631)
Income taxes	(135)	591	(578)	895
Prepaid expenses and other assets	1,173	550	1,711	878
Accounts payable and accrued liabilities	(4,335)	(1,340)	(891)	(9)

	$(696)	$972	$2,689	$3,542

10.	SALE OF PARTLY OWNED BUSINESS

During the first quarter, the Company sold its investment in Path 1 Network Technologies Inc. for net proceeds of $2,057 cash. This investment had been written down to a carrying value of nil during fiscal 2002, therefore the entire proceeds have been recorded as a gain on sale of partly owned business.

11.	COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the current period’s presentation.